

Mail Stop 4631

October 3, 2016

Via E-mail
Ms. Sarah C. Lauber
Chief Financial Officer
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wisconsin 53202

> Re: **Jason Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **File No. 1-36051**

Dear Ms. Lauber:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction